November 9, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Notice of Disclosure Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as Amended, Filed in the Quarterly Report on Form 10-Q of Tellurian Inc. for the Quarter Ended September 30, 2017

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Tellurian Inc. has made disclosure pursuant to those provisions in its quarterly report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the Securities and Exchange Commission on November 9, 2017.

Respectfully submitted,

TELLURIAN INC.

By: /s/ Antoine J. Lafargue

Name: Antoine J. Lafargue
Title: Senior Vice President and
Chief Financial Officer

1201 Louisiana Street Suite 3100 | Houston, TX 77002 | TEL + 1 832 962 4000 | www.tellurianinc.com